UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
EXTERRAN HOLDINGS, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
30225X103

(CUSIP Number)
Jon Wasserman, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-454-1800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 8, 2011

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this SCHEDULE 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.	30225X103	SCHEDULE 13D	PAGE	2	OF	11

1	NAME OF REPORTING PERSONS. EGI-Fund (11-13) Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,400,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3% (1)

14	TYPE OF REPORTING PERSON (See Instructions)

	OO
(1)   Based on 63,936,692 shares of Common Stock, par value $0.01, outstanding on July 28, 2011, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2011.

CUSIP No.	30225X103	SCHEDULE 13D	PAGE	3	OF	11

1	NAME OF REPORTING PERSONS. KMJZ Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,400,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3% (1)

14	TYPE OF REPORTING PERSON (See Instructions)

	OO
(1)   Based on 63,936,692 shares of Common Stock, par value $0.01, outstanding on July 28, 2011, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2011.

CUSIP No.	30225X103	SCHEDULE 13D	PAGE	4	OF	11

1	NAME OF REPORTING PERSONS. Chai Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,317,840

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,317,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,317,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9% (1)

14	TYPE OF REPORTING PERSON (See Instructions)

	OO
(1)   Based on 63,936,692 shares of Common Stock, par value $0.01, outstanding on July 28, 2011, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2011.

CUSIP No.	30225X103	SCHEDULE 13D	PAGE	5	OF	11
ITEM 1. Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Exterran Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 12001 North Houston Rosslyn, Houston, Texas 77086.
ITEM 2. Identity and Background.
(a-c) This Statement relates to Common Stock beneficially owned by: EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company (“Fund 05-07”); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company (“Fund 08-10”); SZ Investments, L.L.C., a Delaware limited liability company (“SZI”); EGI-Fund (11-13) Investors, L.L.C., a Delaware limited liability company (“Fund 11-13”); KMJZ Investments, L.L.C., a Delaware limited liability company (“KMJZ”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). Fund 11-13, KMJZ and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.
The executive officers of each of Fund 05-07, Fund 08-10, SZI, Fund 11-13 and KMJZ are:

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. (“EGI”)

William C. Pate	Vice President; Managing Director of EGI

Philip Tinkler	Vice President and Treasurer; Chief Financial Officer and Chief Operating Officer of EGI

Jon Wasserman	Vice President and Secretary; Chief Legal Officer of EGI
SZI is the managing member of Fund 05-07 and the non-member manager of Fund 08-10. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the “First Trusts”). The trustee of each of the First Trusts is Chai Trust.
KMJZ is the managing member of Fund 11-13. KMJZ is directly owned by various trusts established for the benefit of Samuel Zell and his family which are not the First Trusts (the “Second Trusts”). The trustee of each of the Second Trusts is also Chai Trust.
The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Chief Restructuring Officer of Tribune Company

Kellie Zell	Managing Director of Chai Trust. Ms. Zell also works as a homemaker.

JoAnn Zell	Managing Director of Chai Trust. Ms. Zell is a physician

Matthew Zell	Managing Director of Chai Trust; Managing Director of EGI

Robert M. Levin	Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI

Philip G. Tinkler	Chief Financial Officer of Chai Trust; Chief Financial Officer and Chief Operating Officer of EGI

Jon Wasserman	Managing Director of Chai Trust; Chief Legal Officer of EGI

CUSIP No.	30225X103	SCHEDULE 13D	PAGE	6	OF	11
The business address of each Reporting Person, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Jon Wasserman, Kellie Zell, JoAnn Zell, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.
(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f) All of the executive officers and directors of each Reporting Person are United States citizens.
ITEM 3. Source and Amount of Funds or Other Consideration.
Between November 21, 2005 and March 17, 2006, EGI-HC, L.L.C., a Delaware limited liability company affiliated with the Reporting Persons (“EGI-HC”), acquired 9,375,000 shares of the common stock of Hanover Compressor Company, a Delaware corporation (“Hanover”) and one of the predecessor companies to the Issuer, in open market purchases in a price range of $13.3929 to $17.1113 per share, at an average purchase price of $15.4315 per share, for a total purchase price of $144,670,174.72. All funds used in the acquisition such shares of Hanover stock by EGI-HC were obtained from the working capital of EGI-HC and from brokerage account margin loans maintained in the ordinary course of business (which loans were subsequently satisfied and are no longer outstanding).
Between March 17, 2006 and May 16, 2007, EGI-HC acquired an additional 3,875,000 shares of the Hanover common stock in open market purchases in a price range of $15.84 to $23.37 per share, at an average purchase price of $21.9295 per share, for a total purchase price of $84,976,774.53. All funds used in the acquisition of shares of Hanover common stock by EGI-HC were obtained from the working capital of EGI-HC and from brokerage account margin loans maintained in the ordinary course of business (which loans were subsequently satisfied and are no longer outstanding).
Between December 16, 2005 and August 8, 2006, Fund 05-07 acquired 80,000 shares of the common stock of Universal Compression Holdings, Inc., a Delaware corporation (“UCO”) and one of the predecessor companies to the Issuer, in open market purchases in a price range of $41.01 to $59.50 per share, at an average purchase price of $47.30 per share, for a total purchase price of $3,784,116.00. All funds used in the acquisition of such shares of UCO common stock were obtained from the working capital of Fund 05-07.
On August 21, 2007, pursuant to an Agreement and Plan of Merger dated as of June 25, 2007 between Hanover and UCO, as amended from time to time, each share of Hanover common stock was converted into 0.325 shares of Common Stock of the Issuer and each share of UCO common stock was converted into 1.000 shares of Common Stock of the Issuer (the “Merger Transaction”). As a result of the Merger Transaction, EGI-HC held 4,306,249 shares of the Common Stock of Issuer and Fund 05-07 held 80,000 shares of the Common Stock of Issuer.
Between August 8, 2008 and August 11, 2008, EGI-EXH, L.L.C., a Delaware limited liability company affiliated with the Reporting Persons (“EGI-EXH”) purchased 1,000,000 shares of Common Stock in open market transactions, at an average price of $48.86 per share, at prices between $47.50 and $49.89 per share, for an aggregate purchase price of $48,856,950.00 All funds used in the acquisition of such shares of Issuer by EGI-EXH were obtained from the working capital of EGI-EXH and from brokerage account margin loans maintained in the ordinary course of business (which loans were subsequently satisfied and are no longer outstanding).

CUSIP No.	30225X103	SCHEDULE 13D	PAGE	7	OF	11
On March 3, 2009, EGI-HC made a distribution of 2,410,998 shares of Common Stock to certain of its members on a pro rata basis in connection with their withdrawal from EGI-HC pursuant to the terms of its operating agreement (the “March 3 Distribution”). After giving effect to the March 3 Distribution, EGI-HC beneficially owned 1,895,251 shares of Common Stock, Fund 05-07 beneficially owned 1,674,479 shares of Common Stock, and Fund 08-10 beneficially owned 1,443,361 shares of Common Stock (including the 1,000,000 shares held by EGI-EXH).
On March 12, 2009, EGI-HC made a distribution of all 1,895,251 shares of Common Stock held by it to its remaining members on a pro rata basis in connection with their withdrawal from EGI-HC pursuant to the terms of its operating agreement (the “March 12 Distribution”). After giving effect to the March 12 Distribution, EGI-HC beneficially owned 0 shares of Common Stock, Fund 05-07 beneficially owned 1,674,479 shares of Common Stock, and Fund 08-10 beneficially owned 1,443,361 shares of Common Stock (including the 1,000,000 shares held by EGI-EXH).
On December 22, 2010, EGI-EXH made a distribution of all 1,000,000 shares of Common Stock held by it to its remaining members on a pro rata basis in connection with their withdrawal from EGI-EXH pursuant to the terms of its operating agreement (the “2010 Distribution”). After giving effect to the 2010 Distribution, EGI-EXH beneficially owned 0 shares of Common Stock, Fund 05-07 beneficially owned 1,674,479 shares of Common Stock, and Fund 08-10 beneficially owned 1,243,361 shares of Common Stock.
On August 8, 2011, Fund 11-13 purchased 1,000,000 shares of Common Stock in open market transactions, at an average price of $11.5474 per share, in a price range between $10.97 and $11.80 per share. All funds used in the acquisition of such shares of Issuer by Fund 11-13 were obtained from the working capital of Fund 11-13. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.
On August 9, 2011, Fund 11-13 purchased in open market transactions (i) 942,600 shares of Common Stock, at an average price of $10.85 per share, in a price range between $10.25 and $11.24 per share, and (ii) 7,400 shares of Common Stock, at an average price of $11.30 per share, in a price range between $11.25 and $11.33 per share. All funds used in the acquisition of such shares of Issuer by Fund 11-13 were obtained from the working capital of Fund 11-13. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.
On August 10, 2011, Fund 11-13 purchased 250,000 shares of Common Stock in open market transactions, at an average price of $11.2186 per share, in a price range between $10.78 and $11.47 per share. All funds used in the acquisition of such shares of Issuer by Fund 11-13 were obtained from the working capital of Fund 11-13. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.
On August 11, 2011, Fund 11-13 purchased 800,000 shares of Common Stock in open market transactions, at an average price of $10.8894 per share, in a price range between $10.48 and $11.16 per share. All funds used in the acquisition of such shares of Issuer by Fund 11-13 were obtained from the working capital of Fund 11-13. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.
On August 12, 2011, Fund 11-13 purchased 250,000 shares of Common Stock in open market transactions, at an average price of $11.3401 per share, in a price range between $11.08 and $11.53 per share. All funds used in the acquisition of such shares of Issuer by Fund 11-13 were obtained from the

CUSIP No.	30225X103	SCHEDULE 13D	PAGE	8	OF	11
working capital of Fund 11-13. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.
On August 15, 2011, Fund 11-13 purchased 150,000 shares of Common Stock in open market transactions, at an average price of $12.1042 per share, in a price range between $11.98 and $12.18 per share. All funds used in the acquisition of such shares of Issuer by Fund 11-13 were obtained from the working capital of Fund 11-13. The Reporting Persons will provide upon request by the staff full information regarding the number of shares purchased at each separate price.
ITEM 4. Purpose of the Transaction.
The Reporting Persons have effected the acquisition of Common Stock solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Without limiting the foregoing, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock or continue to hold Common Stock (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.
ITEM 5. Interest in Securities of the Issuer.
(a) and (b) There were 63,936,692 shares of Common Stock, par value $0.01, outstanding on July 28, 2011, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2011.
As of August 15, 2011, the (i) 1,674,479 shares of Common Stock held by Fund (05-07) (as to which SZI and Chai Trust share beneficial ownership), which represent approximately 2.6% of the outstanding Common Stock; (ii) 1,243,361 shares of Common Stock held by Fund (08-10) (as to which SZI and Chai Trust share beneficial ownership), which represent approximately 1.9% of the outstanding Common Stock; and (iii) 3,400,000 shares of Common Stock held by Fund 11-13 (as to which KJMJZ and Chai Trust share beneficial ownership), which represent approximately 5.3% of the outstanding Common Stock; total 6,317,840 shares of Common Stock, collectively representing approximately 9.9% of the outstanding Common Stock.
(c) Except as set forth in Item 3 above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

CUSIP No.	30225X103	SCHEDULE 13D	PAGE	9	OF	11
(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by Fund 05-07, Fund 08-10 or Fund 11-13.
(e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company’s Securities.
None
ITEM 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement dated August 15, 2011
SIGNATURES
After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: August 15, 2011
EGI-FUND (11-13) INVESTORS, L.L.C.
KMJZ INVESTMENTS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Vice President
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No.	30225X103	SCHEDULE 13D	PAGE	10	OF	11
EXHIBIT INDEX
1.	Joint Filing Agreement dated August 15, 2011, attached as Exhibit 1 hereto

CUSIP No.	30225X103	SCHEDULE 13D	PAGE	11	OF	11
EXHIBIT 1
JOINT FILING AGREEMENT
     The undersigned agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Exterran Holdings, Inc., dated as of August 15, 2011, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
DATED: August 15, 2011
EGI-FUND (11-13) INVESTORS, L.L.C.
KMJZ INVESTMENTS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Vice President